Exhibit 99.1

ENTRÉE GOLD ANNOUNCES THIRD QUARTER 2014 RESULTS

Vancouver, B.C., November 12, 2014 – Entrée Gold Inc. (TSX:ETG; NYSE MKT: EGI; Frankfurt:EKA - "Entrée" or the "Company") has today filed its interim operational and financial results for the third quarter ended September  30, 2014.

Greg Crowe, President and CEO commented, "In the third quarter, we continued our pre-feasibility infill drill program at our Ann Mason project in Nevada, one of the most advantageous mining districts in the world.    This drill program is designed to move Ann Mason along the path to pre-feasibility and to establish the potential for Ann Mason to become a long-life open pit copper mine.”

“In addition, our joint venture partner in Mongolia, Oyu Tolgoi LLC (“OTLLC”), finalized and presented the 2014 Oyu Tolgoi Feasibility Study (“OTFS14”) to the OTLLC board of directors.  The Feasibility Study presents an updated 2014 Reserve Case.  The 2014 Reserve Case is limited to the initial underground block cave mining operation, including Lift 1 of the Entrée-OTLLC joint venture’s Hugo North Extension deposit.  However, the large resource base at Oyu Tolgoi, including Lift 2 of the Hugo North Extension deposit and the Heruga deposit, represent significant opportunities for future production expansion.”

Greg Crowe commented further, “At the end of this third quarter, the Company maintains approximately US$39 million in cash during these challenging market conditions.   We continue to look for ways to balance prudent cash management with the advancement of our main assets while considering possible strategic opportunities.”

Ann Mason Update

On July 16, 2014, Entrée announced the commencement of pre-feasibility drilling at its 100% owned Ann Mason project in the Yerington district of Nevada.  The drill program is designed to upgrade the mineral resources contained in the 2012 Preliminary Economic Assessment Phase 5 pit (“2012 PEA” – see News Release from October 24, 2012) from Indicated and Inferred to a combination of Measured and Indicated categories.  Upgrading the Phase 5 pit resources to the Measured and Indicated categories will be an essential part in the eventual preparation of the project’s first reserve estimates and for determining the economic viability of the deposit.  Completion of this drill program will be a significant step in the advancement of Ann Mason along the development timeline and an important step towards a pre-feasibility study (“PFS”).

The initial stage of the PFS entails infill drilling at Ann Mason and consists of approximately 18,500 metres of pre-collar reverse circulation (“RC”) and diamond drilling in 40 holes.  The program has an estimated budget of approximately US$5 million and is expected to be completed by the end of 2014.  An updated resource estimate is planned for the first quarter of 2015.

To date, 37 RC pre-collar holes (6,920 metres) and 20 core holes (7,162 metres) have been completed.  Samples have been submitted to ACME Labs in Reno for sample preparation and forwarded by ACME to their laboratory in Vancouver for analysis.  Results are pending.

During the nine months ended September 30, 2014, the Company located or purchased an additional 550 unpatented lode mining claims contiguous to or within the boundaries of its Ann Mason project.  The Company believes that the acquisition of these additional claims will provide additional area for targeting new mineralization and allow for flexibility in infrastructure related to the development of Ann Mason.

Results from 2014 Oyu Tolgoi Feasibility Study

On September 22, 2014 Turquoise Hill Resources Ltd. (“Turquoise Hill”) announced that the 2014 Oyu Tolgoi Feasibility Study was finalized and presented to the board of directors of OTLLC.  Turquoise Hill filed a technical report under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) titled “Oyu Tolgoi 2014 Technical Report” relating to the Oyu Tolgoi project on October 28, 2014.  On November 3, 2014, Entrée reported on changes and impacts specific to the Entrée – OTLLC joint venture.The news release is available on SEDAR at www.sedar.com under Entrée’s profile or at www.entreegold.com.

The OTFS14 updates the 2013 Reserve Case from the Company’s March 28, 2013 report titled “Technical Report 2013 on the Lookout Hill Property Ömnögovi, Mongolia” (“LHTR13”) and is the most likely mining scenario for reserves exploited in the initial (“Lift 1”) underground block cave mining operation, including Lift 1 of the Entrée-OTLLC joint venture’s Hugo North Extension deposit, and from OTLLC’s Southern Oyu Tolgoi open pit.

The OTFS14 also discusses several alternative production cases that would include Indicated and Inferred resources at Hugo North Extension and Inferred resources at Heruga, and allow for continuous improvement in plant throughput and potential plant expansions up to 350 thousand tonnes per day (“ktpd”).  There are several options available for optimizing the overall mine plan for the benefit of stakeholders due to the nature of the deposits associated with Oyu Tolgoi.

Highlights of the OTFS14 include:

•
Hugo North Extension Probable reserve increased to 35 million tonnes (“Mt”) at 1.59% copper, 0.55 grams per tonne (“g/t”) gold and 3.72 g/t silver.  This has resulted in a 2.8% increase in recovered copper and an 11.2% increase in recovered silver.

•
Hugo North Extension Net Smelter Returns (“NSR”) is US$99.69/t (calculated from the financial model). The NSR calculation reflects the net value received for the ore by the mine (after all costs and charges). An NSR has been calculated on a US Dollar per tonne basis for each of the mineral reserve areas.  The Hugo North Extension has the highest NSR calculated for all the deposits at Oyu Tolgoi.

•
2014 Reserve Case after-tax net present value (using an 8% discount) (“NPV8%”) decreased to US$102 million from US$110 million in the LHTR13. This is mainly due to a development delay on the Hugo North block cave and a subsequent two year delay on the Hugo North Extension ore. The NPV8% case is also impacted by more cautious cave performance assumptions, which led to a reduction in recovered metal and a slowing of cave ramp-up.

•
The updated Hugo North Extension mineral resource estimate includes both Indicated and Inferred mineral resources.  The tonnes and grades of the Indicated resources are very similar to the previously reported resource estimate.  The tonnes of Inferred mineral resources have increased substantially from the previous estimate, with modest increases in copper and gold grades.  The increase in tonnage is largely due to new, more refined geological modelling, but a change to the copper equivalency formula has also had a small effect.

•	Several alternative production cases are also discussed allowing for continuous improvement in plant throughput and plant expansions up to 350 ktpd.

Lift 1 of the Hugo North Extension deposit is scheduled to generate first development production in 2020, although underground development at Oyu Tolgoi is currently halted. A second lift for the Oyu Tolgoi underground block cave operation, including additional resources from Hugo North Extension, has been proposed but has not yet been modeled within the existing mine plan.  On November 10, 2014, Turquoise Hill stated that underground development is subject to: (1) successful resolution of the mine’s remaining shareholder issues, including the tax situation; (2) agreement of a comprehensive funding plan including project finance; (3) approval of the OTFS14 by the OTLLC shareholders and acceptance by the Mongolian Minerals Council; and (4) obtaining all necessary permits for the mine’s operations and development.

Corporate Highlights

For the three months ended September 30, 2014, the Company incurred a net loss of US$1,399,598 (US$0.01 per share) compared to US$2,930,602 (US$0.02 per share) for the three months ended September 30, 2013. For the nine months ended September 30, 2014, the Company incurred a net loss of US$5,605,374 (US$0.04 per share) compared to US$10,298,063 (US$0.07 per share) for the nine months ended September 30, 2013.

As at September 30, 2014, the Company had working capital of US$38,206,137, including cash of US$38,738,298.

During the three months ended September 30, 2014, Entrée incurred lower operating expenditures due to a combination of higher foreign exchange gains and deferred income tax recovery.

SELECTED FINANCIAL INFORMATION

	As at September 30, 2014 (US$)	As at September 30, 2013 (US$)
Working capital (1)	38,206,137	49,394,845
Total assets	86,599,411	101,432,787
Total long term liabilities	47,553,279	53,505,884
(1)	Working Capital is defined as Current Assets less Current Liabilities
(2)	Long term liabilities includes US$35,717,343 of deferred revenue related to a deposit on a metal credit delivering obligation

Details of the Company’s Interim Financial Statements and accompanying Management’s Discussion and Analysis (“MD&A”) for the quarter ended September 30, 2014 and its Annual Information Form for the year ended December 31, 2013 are available on the Company website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration, a Qualified Person as defined by National Instrument 43-101, has approved the technical information in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Nevada and Mongolia.  Entrée has been advancing its Ann Mason project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Additionally, as a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking  statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995 with respect to completion of a PFS on Ann Mason; the preparation and release of an updated resource estimate on the Ann Mason deposit; the potential development of Ann Mason; the potential development of future phases of the Oyu Tolgoi project, including Lift 1 and Lift 2 of the Hugo North Extension deposit and the Heruga deposit; potential improvements in plant throughput and potential plant expansions; the resolution of outstanding issues with the Government of Mongolia; funding for development of the Oyu Tolgoi underground mine; the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; anticipated future production, cash flows and mine life; anticipated capital and operating costs; the expected timing of initial production from Lift 1 of the Oyu Tolgoi underground mine; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting timelines; anticipated business activities; corporate strategies; requirements for additional capital; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budgeted”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will be taken”, “occur” or “be achieved”. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; that the prices of copper, gold, molybdenum and silver will remain relatively stable; the effects of general economic conditions, changing foreign exchange rates and actions by Rio Tinto, Turquoise Hill and OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of the decision announced by Turquoise Hill to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding issues with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi mine and to satisfy all conditions precedent to the availability of Oyu Tolgoi project financing, and the costs which could result from delays; the time required for approval of the underground feasibility study for the Oyu Tolgoi project by OTLLC’s shareholders and the Minerals Counsel of Mongolia; the impact of changes in interpretation to or changes in enforcement of laws, regulation and government practices, including laws, regulation and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as skilled labour, transportation, power, water, and appropriate smelting and refining arrangements; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors described in the Company’s most recently filed Management’s Discussion and Analysis and in the Company’s Annual Information Form for the financial year ended December 31, 2013, dated March 27, 2014 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.